November 26, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Cara Wirth

Mara Ransom

Re:
Charge Enterprises, Inc.

Amendment No. 7 Registration Statement on Form S-1

Filed November 9, 2021

File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 16, 2021 (“Comment Letter”) regarding the Company’s Amendment No. 7 to the Registration Statement on Form S-1 filed with the Commission on November 9, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 7 to Registration Statement on Form S-1

Director Independence, page 65

1.
We note your response to comment 1. Please tell us whether the Board considered Mr. Scala, your Secretary and director, in determining director independence under the rules of the Nasdaq Stock Market LLC. If they did please revise to state as much and disclose whether you intend to have a Board comprised of a majority of independent directors.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Board did consider Mr. Scala in determining director independence, it does intend to have a Board comprised of a majority of independent directors and the Registration Statement has been updated in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrew Fox
Andrew Fox
Chief Executive Officer